SECURI 03011539 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh	NC	27603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant, Sue Ellen Harrington 919-831-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P. O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 2 8 2003 207

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE D. KING
NOTARY PUBLIC
WAKE COUNTY, N.C.
My Commission Expires 3-2005

Signature

Pres.
Title

Anne D. King
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT GROUP, INC.

Financial Statements

and Internal Control Report

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

January 29, 2003

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 571,776	699,487
Accounts receivable	85,972	112,127
Current portion of note receivable	38,510	42,624
Total current assets	696,258	854,238
Property and equipment, at cost:		
Office equipment	72,688	72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation and amortization	(90,650)	(81,410)
Property and equipment, net	(3,142)	6,098
Other assets:		
Note receivable, less current portion	183,494	208,655
Investments-available for sale	61,384	61,384
	244,878	270,039
	$ 937,994	1,130,375
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	265,403	248,849
Note payable to bank	1,613	4,603
Accounts payable	16,820	4,670
Accrued retirement	12,000	12,000
Total current liabilities	295,836	270,122
Estimated litigation settlement	130,000	-
Total liabilities	425,836	270,122
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid in	181,376	181,376
Retained earnings	324,782	672,877
Total stockholders' equity	512,158	860,253
	$ 937,994	1,045,375

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2002 and 2001

	2002	2001
Revenues	$ 6,366,434	5,028,216
Operating expenses:		
Contract wages, salaries and management fees	401,877	298,621
Commissions	5,152,219	3,815,573
Registration and fees	78,559	56,429
Rent and utilities	64,472	58,054
Printing	7,043	11,828
Office supplies	15,864	20,473
Publications	9,969	7,670
Travel and entertainment	66,771	108,251
Insurance	196,584	133,580
Taxes	4,124	8,270
Promotion	19,200	6,931
Depreciation and amortization	9,240	20,699
Litigation and claims	225,040	26,697
Professional fees	19,815	21,846
Retirement	12,000	14,225
Seminar	64,805	24,492
Contributions	-	1,700
Miscellaneous	64,922	34,257
	6,412,504	4,669,596
Operating (loss) income	(46,070)	358,620
Other income (expense):		
Management fee from related party	132,500	200,000
Interest income	29,743	72,975
Interest expense	(75)	(10,202)
	162,168	262,773
Net income	116,098	621,393
Retained earnings, beginning of year	672,877	540,126
Dividends paid	(464,193)	(488,642)
Retained earnings, end of year	$ 324,782	672,877

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 116,098	621,393
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	9,240	20,699
Changes in operating assets and liabilities:		
Accounts receivable	26,155	59,085
Prepaid expense	-	715
Accounts payable	12,150	1,592
Estimated litigation settlement	130,000	-
Commissions payable	16,554	(48,987)
Net cash provided by operating activities	310,197	654,501
Cash flows from investing activities:		
Purchase of investments	-	(61,384)
Payments received on notes receivable	29,275	9,929
Net cash provided by (used in) investing activities	29,275	(51,455)
Cash flows from financing activities:		
Repayment of note payable to bank	(2,990)	(813)
Payments of dividends	(464,193)	(488,642)
Net cash used in financing activities	(467,183)	(489,455)
Net (decrease) increase in cash and cash equivalents	(127,711)	113,591
Cash and cash equivalents, beginning of year	699,487	585,896
Cash and cash equivalents, end of year	$ 571,776	699,487

Supplemental disclosure of cash flow information:		
Interest paid	$ 75	10,202

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2002 and 2001.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Note Receivable

Capital Investment Brokerage Inc. is a related company, which is owned by the same individuals as Capital Investment Group, Inc. These stockholders purchased certain assets from Capital Investment Group, Inc. in 1997 to form Capital Investment Brokerage, Inc. and, as a result, the stockholders have notes payable to the Company originally totaling $375,000 to be received over ten years at 7% interest with payments of $53,388, including principal and interest, due semi-annually.

(3) Investments Available-for-Sale

Investments available-for-sale are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized. These investments are generally held for long-term investments purposes. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method of determining the cost of securities. As of December 31, 2002 and 2001, investments available-for-sale consist of equity securities, and cost approximates fair value.

(4) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2002 and 2001 were $43,029 and $64,295, respectively.

The Company also receives fees from the Capital Value Fund, which is a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2002 and 2001 were $23,654 and $10,739, respectively.

The Company receives a monthly management fee from Capital Investment Brokerage, Inc. for services provided by its employees. Total fees received in 2002 and 2001 were $132,500 and $200,000, respectively.

(5) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related Company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $210,342 which was $160,342 in excess of required net capital, and its ratio of aggregated indebtedness to net capital was 2.02 to 1.

(7) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2002 and 2001:

	Shares
Common stock - class A, voting, 50,000 shares authorized, 525 issued and outstanding	525
Common stock - class B, non-voting 50,000 shares authorized, 485 issued and outstanding	485
	1,010

(8) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2002 and 2001 were $12,000 and $14,225, respectively.

(9) Litigation

The Company is a defendant in a lawsuit filed by one of its customers for alleged breach of contract. The suit asks for actual and punitive damages totaling $500,000. The Company has estimated and accrued a settlement in the amount of $130,000, which has been charged to operations in the accompanying financial statements for 2002. If a settlement offer is not accepted, and the case goes to trial, the amount of the ultimate loss to the Company, if any, may equal the amount or damages sought by the plaintiff.

(10) Note Payable

The Company maintains a line of credit with a bank with a maximum credit limit of $350,000 and interest payable monthly at the bank's prime rate. The line is collateralized by accounts receivable and equipment. Total outstanding borrowings as of December 31, 2002 and 2001 were $1,613 and $4,603, respectively.

(11) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2002, the Company's uninsured cash balances total $332,568.

Schedule 1

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

	Common stock	Additional contributed capital	Retained earnings	Total
Balance, December 31, 2000	$ 6,000	181,376	540,126	727,502
Net income for 2001	-	-	621,393	621,393
Dividends paid	-	-	(488,642)	(488,642)
Balance, December 31, 2001	6,000	181,376	672,877	860,253
Net income for 2002	-	-	116,098	116,098
Dividends paid	-	-	(464,193)	(464,193)
Balance, December 31, 2002	$ 6,000	181,376	324,782	512,158

Schedule 2

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002 and 2001

	2002	2001
Total assets	$ 937,994	1,130,375
Deduct: Aggregate indebtedness	(425,836)	(270,122)
Net worth	512,158	860,253
Add: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(291,711)	(323,762)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(10,105)	(11,500)
Net Capital	$ 210,342	524,991
Capital requirements:		
Broker-dealer minimum	$ 50,000	50,000
Net capital in excess of requirements	160,342	474,991
Net capital as computed above	$ 210,342	524,991
Net capital per December 31 Focus report, as amended	$ 210,342	524,991
Adjustments	-	-
Adjusted net capital, December 31	$ 210,342	524,991

Schedule 3

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2002 and 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

January 29, 2003